UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No __)*

CENAQ Energy Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class Securities)

15130M 102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130M 102	Page 2 of 9

1	NAME OF REPORTING PERSON CENAQ Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,487,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,487,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,487,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7% (3)
12	TYPE OF REPORTING PERSON OO

(1)	The shares reported above represent Class B Common Stock of the Issuer that are convertible into Class A Common Stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253695). CENAQ Sponsor LLC is the record holder of the Class B Common Stock reported herein. John B. Connally III, J. Russell Porter and Michael Mayell are the members of the board of managers of CENAQ Sponsor LLC. As such, they may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CENAQ Sponsor LLC.

(2)	Excludes 4,950,000 shares of Class A Common Stock of the Issuer which may be issued upon the exercise of warrants held by CENAQ Sponsor LLC that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 17,439,750 Class A Common Stock of the Issuer outstanding as of May 12, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022, and assuming the conversion of all of the Class B Common Stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 15130M 102	Page 3 of 9

1	NAME OF REPORTING PERSON John B. Connally III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,487,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,487,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,487,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7% (3)
12	TYPE OF REPORTING PERSON IN

(1)	The shares reported above represent Class B Common Stock of the Issuer that are convertible into Class A Common Stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253695). CENAQ Sponsor LLC is the record holder of the Class B Common Stock reported herein. John B. Connally III, J. Russell Porter and Michael Mayell are the members of the board of managers of CENAQ Sponsor LLC. As such, they may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CENAQ Sponsor LLC.

(2)	Excludes 4,950,000 shares of Class A Common Stock of the Issuer which may be issued upon the exercise of warrants held by CENAQ Sponsor LLC that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 17,439,750 Class A Common Stock of the Issuer outstanding as of May 12, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022, and assuming the conversion of all of the Class B Common Stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 15130M 102	Page 4 of 9

1	NAME OF REPORTING PERSON J. Russell Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,487,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,487,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,487,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7% (3)
12	TYPE OF REPORTING PERSON IN

(1)	The shares reported above represent Class B Common Stock of the Issuer that are convertible into Class A Common Stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253695). CENAQ Sponsor LLC is the record holder of the Class B Common Stock reported herein. John B. Connally III, J. Russell Porter and Michael Mayell are the members of the board of managers of CENAQ Sponsor LLC. As such, they may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CENAQ Sponsor LLC.

(2)	Excludes 4,950,000 shares of Class A Common Stock of the Issuer which may be issued upon the exercise of warrants held by CENAQ Sponsor LLC that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 17,439,750 Class A Common Stock of the Issuer outstanding as of May 12, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022, and assuming the conversion of all of the Class B Common Stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 15130M 102	Page 5 of 9

1	NAME OF REPORTING PERSON Michael Mayell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,487,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,487,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,487,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7% (3)
12	TYPE OF REPORTING PERSON IN

(1)	The shares reported above represent Class B Common Stock of the Issuer that are convertible into Class A Common Stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253695). CENAQ Sponsor LLC is the record holder of the Class B Common Stock reported herein. John B. Connally III, J. Russell Porter and Michael Mayell are the members of the board of managers of CENAQ Sponsor LLC. As such, they may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CENAQ Sponsor LLC.

(2)	Excludes 4,950,000 shares of Class A Common Stock of the Issuer which may be issued upon the exercise of warrants held by CENAQ Sponsor LLC that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 17,439,750 Class A Common Stock of the Issuer outstanding as of May 12, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022, and assuming the conversion of all of the Class B Common Stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 15130M 102	Page 6 of 9

Item 1(a).	NAME OF ISSUER:

CENAQ Energy Corp. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

4550 Post Oak Place Dr., Suite 300, Houston, TX 77027

Item 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i)	CENAQ Sponsor LLC;

(ii)	John B. Connally III;

(iii)	J. Russell Porter; and

(iv)	Michael Mayell.

CENAQ Sponsor LLC is the record holder of the Class B Common Stock reported herein. John B. Connally III, J. Russell Porter and Michael Mayell are members of the board of managers of CENAQ Sponsor LLC. Accordingly, John B. Connally III, J. Russell Porter and Michael Mayell may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CENAQ Sponsor LLC.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

4550 Post Oak Place Dr., Suite 300, Houston, TX 77027

Item 2(c).	CITIZENSHIP:

(i)	CENAQ Sponsor LLC – Delaware;

(ii)	John B. Connally III – United States;

(iii)	J. Russell Porter – United States; and

(iv)	Michael Mayell – United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP NUMBER:

15130M 102

CUSIP No. 15130M 102	Page 7 of 9

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 15130M 102	Page 8 of 9

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement among John B. Connally III, J. Russell Porter, Michael Mayell and CENAQ Sponsor LLC regarding filing of Schedule 13G, dated May 25, 2022

CUSIP No. 15130M 102	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned do hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2022

CENAQ SPONSOR LLC

By:	/s/ Michael Mayell
Name:	Michael Mayell
Title:	Manager

JOHN B. CONNALLY III

/s/ John B. Connally III
Name:	John B. Connally III

J. RUSSELL PORTER

/s/ J. Russell Porter
Name:	J. Russell Porter

MICHAEL MAYELL

/s/ Michael Mayell
Name:	Michael Mayell